 VERITAS FARMS, INC.

1512 E. BROWARD BLVD., SUITE 300

FORT LAUDERDALE, FL 33301

February 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. John Stickel Ms. Laura Nicholson Mr. Patrick Kuhn Ms. Claire Erlanger

Re:	Veritas Farms, Inc. f/k/a SanSal Wellness Holdings, Inc. (the “Company”)
Registration Statement on Form S-1, as amended,
File No. 333-228109

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Thursday, February 14, 2019, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (954) 722-1300 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

VERITAS FARMS, INC.

By:	/s/ Alexander M. Salgado
Alexander M. Salgado
Chief Executive Officer